

May 17, 2012

Via E-Mail
Frank J. Addivinola, Jr.
Chief Executive Officer
Texaplex Properties, LLC
276 Washington Street #305
Boston, MA 02108

     Re: **Texaplex Properties, LLC**
              Amendment 10 to Offering Statement on Form 1-A
              Filed May 3, 2012
              File No. 024-10302

Dear Mr. Addivinola, Jr.:

     We have reviewed your amended offering statement and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Security Ownership of Management and Certain Security Holders, page 29

1. We note your revised disclosure in response to our comment issued on April 27, 2012 and we reissue the comment. Specifically, we note that your revised disclosure accounts for the $200 cash portion of the consideration given for AFA Investments, LLC's interest in the company but that you omit the remaining $7,915 in other consideration previously reported in your offering statement. Revise your offering statement to reconcile the total consideration value and nature of such consideration or advise.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Frank J. Addivinola, Jr.
Texaplex Properties, LLC
May 17, 2012
Page 2

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director